Exhibit 12.1

Statement Regarding Computation of Ratios

	Year Ended December 31,					Six Months Ended
	2008	2009	2010	2011	2012	June 30, 2013
	(In thousands, except ratio amounts)
Earnings
Loss before income taxes	$(21,669)	$(24,854)	$(10,058)	$(47,944)	$(56,087)	$(29,174)
Interest expense	1,756	1,663	1,304	1,094	2,415	1,509
Amortization of debt issuance costs	542	771	701	342	552	337
Interest component of rent expense (1)	380	569	593	612	600	307
Earnings available for fixed charges	$(18,991)	$(21,851)	$(7,460)	$(45,896)	$(52,520)	$(27,021)
Fixed Charges
Interest expense	1,756	1,663	1,304	1,094	2,415	1,509
Amortization of debt issuance costs	542	771	701	342	552	337
Interest component of rent expense (1)	380	569	593	612	600	307
Total fixed charges	$2,678	$3,003	$2,598	$2,048	$3,567	$2,153
Deficiency of earnings available to cover fixed charges (2)	$(21,669)	$(24,854)	$(10,058)	$(47,944)	$(56,087)	$(29,174)

(1)         Represents the portion of rental expense from operating leases that is estimated by us to be representative of interest.

(2)         The above table does not include a separate calculation of the deficiency of earnings to cover combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.